SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For October 13, 2015
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Companhia de Saneamento Básico do Estado de São Paulo Board of Directors

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP
CORPORATE TAXPAYER’S ID (CNPJ/MF): 43.776.517/0001-80
COMPANY REGISTRY (NIRE): 35.3000.1683-1

EXCERPT FROM THE MINUTES OF THE 814TH BOARD OF DIRECTORS’ MEETING.

On October 8 2015, at 9:00 a.m., having been convened by the Chairman of the Board of Directors, Benedito Pinto Ferreira Braga Junior, in accordance with the head paragraph of Article 12 of the Bylaws, the members of the Board of Directors of Companhia de Saneamento Básico do Estado de São Paulo (SABESP) named and signed below met in the conference room of the Company’s headquarters, located at Rua Costa Carvalho n° 300, São Paulo.

(...)

Giving continuity to the meeting, the Chairman of the Board of Directors invited Horácio José Ferragino, Humberto Macedo Puccinelli, Joaldir Reynaldo Machado, Massao Fábio Oya and Rui Brasil Assis, members of the Company’s Fiscal Council, to join the meeting, pursuant to paragraph 3 of Article 163 of Federal Law 6404/76, in order to accompany the presentation of item 2 of the agenda. Immediately thereafter, he gave the floor to the Corporate Management Officer, Manuelito Pereira Magalhães Junior, the Chief Financial Officer and Investor Relations Officer, Rui de Britto Álvares Affonso, and the CEO’s Executive Assistant, Flavio F. Naccache, in order for them to explain item 2 of the agenda, “Authorization of the merger of Empresa de Água e Esgoto de Diadema (EAED), with the presence of the members of Sabesp’s Fiscal Council” (time: 30’), which was based on the Protocol and Justification of Merger, Executive Board Resolution 0219/2015 of September 23, 2015, Internal Communication C and F 017/2015 of July 28, 2015, Legal Opinion 476/2015 of September 17, 2015, the PowerPoint presentation, EAED’s Balance Sheet of June 30, 2015, EAED’s Equity Report of Appraisal of June 30, 2015, and the consultation with and response of the Brazilian Securities and Exchange Commission – CVM, all of which have been filed in the electronic folder of this meeting. When put to a vote, pursuant to Article 13, section XIX of Sabesp’s Bylaws, the matter was approved unanimously and the Board of Directors’ members endorsed, without restrictions or reservations, the following matters:

(i)   Approval, by a Company Shareholders’ Meeting, of the Protocol and Justification of Merger (”Protocol and Justification”) entered into by the Company’s management and the management of EMPRESA DE ÁGUA E ESGOTO DE DIADEMA S.A., a limited liability company, headquartered at Rua Estados Unidos, nº 78, parte, Centro, CEP 09921-030, in the city of Diadema, state of São Paulo, inscribed in the roll of corporate taxpayers (CNPJ) under no. 20.838.837/0001-11, with its articles of incorporation duly filed with the Commerce Registry of the State of São Paulo, under Company Registry (NIRE) no. 35300468597 (“EAED”), as the Company’s wholly-owned subsidiary, for the merger of EAED into the Company;

(ii)  Ratification, by a Company Shareholders’ Meeting, of the nomination by the Company’s Management, of Priori Serviços e Soluções Contabilidade EIRELI-ME, a professional partnership headquartered at Avenida Conselheiro Carrão, 1861, Conj. 35, Vila Carrão, CEP 03403-001, in the city and state of São Paulo, inscribed in the roll of corporate taxpayers (CNPJ) under no. 11.385.969/0001-44 and registered with the Regional Accounting Council of the State of São Paulo (CRC-SP) under no. 2SP032444, to prepare the Report of Appraisal of EAED’s assets on the reference date of June 30, 2015 (”Report of Appraisal”);

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Companhia de Saneamento Básico do Estado de São Paulo Board of Directors

(iii)  Approval, by a Company Shareholders’ Meeting, of the Report of Appraisal prepared by the expert appraisers of the specialized company appointed herein, for the merging of EAED into the Company; and

(iv) Approval, by a Company Shareholders’ Meeting, of the merging of EAED into the Company, with the resulting dissolution of EAED and the transfer of all its rights and obligations to the Company.

Finally, it was agreed upon that the Company’s vote at EAED’s Extraordinary Shareholders Meeting to decide on its merging into the Company will (a) approve the Protocol and Justification; (b) ratify the nomination of Priori Serviços e Soluções Contabilidade EIRELI-ME, appointed herein, for the preparation of the Report of Appraisal, as well as approve said Report; and (c) approve the merger of EAED by the Company, with the resulting dissolution of EAED and the transfer of all its rights and obligations to the Company.

(...)

These minutes, after approval, will be signed by the attending members of the Board of Directors: Benedito Pinto Ferreira Braga Junior, Alberto Goldman, Cláudia Polto da Cunha, Francisco Vidal Luna, Jerônimo Antunes, Jerson Kelman, Reinaldo Guerreiro, Sidnei Franco da Rocha and Walter Tesch.

This is a free translation of the original minutes drawn up in the Company’s records.

São Paulo, October 8, 2015.

Benedito Pinto Ferreira Braga Junior	Marialve S. Martins
Chairman of the	Secretary of the
Board of Directors	Board of Directors

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: October 13, 2015

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.